UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

SEC File Number 1-14787
CUSIP NUMBER 247126105
NOTIFICATION OF LATE FILING
☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DELPHI CORPORATION

Full Name of Registrant

Former Name if Applicable

5725 Delphi Drive

Address of Principal Executive Office (Street and Number)

Troy, MI 48098

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
     In connection with the previously disclosed discussions between Delphi Corporation (the “Company”) and its major labor unions and General Motors Corporation regarding a comprehensive restructuring plan, including transformation of its United States (“U.S.”) labor cost structure to improve the competitiveness of the Company’s U.S. operations, the Company has stated that absent agreement with all parties on such a comprehensive restructuring plan, the Company will file no later than March 31, 2006 a motion under Sections 1113 and 1114 of the U.S. Bankruptcy Code to initiate the process of seeking court authorization to reject its collective bargaining agreements and terminate its hourly post-retirement health care plans and life insurance. Although these discussions are continuing, the outcome is uncertain and may have a significant impact on the Company’s December 31, 2005 financial statements, including the assumptions used in estimating the amount of previously announced impairment charges recorded by the Company in the fourth quarter of 2005. Accordingly, the Company is unable to complete its audited financial statements for the year ended December 31, 2005 until the outcome of the current discussions is better understood.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

John D. Sheehan	(248)	813-2000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DELPHI CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	/s/ John D. Sheehan

(John D. Sheehan,
Vice President and Chief Restructuring Officer,
Chief Accounting Officer and Controller)